Exhibit 99.1

Consent of Director Nominee

Eastside Distilling, Inc. (the “Company”) is filing herewith an Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-215848) (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the public offering of units consisting of one share of common stock and one warrant to purchase one-half share of common stock of the Company. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of the Company in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

By:	/s/ Shelly A. Saunders
Name:	Shelly A. Saunders